

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 2, 2017

Via E-Mail
Barry S. Sternlicht
Starwood REIT Advisors, L.L.C.
1601 Washington Avenue
Suite 800
Miami Beach, FL 33139

> **Re: Starwood Real Estate Income Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 18, 2017**
> **File No. 333-220997**

Dear Mr. Sternlicht:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Net Asset Value Calculation and Valuation Guidelines

Our Independent Valuation Advisor, page 145

1. We note your disclosure on page 145 that "[t]he independent valuation advisor will also provide an opinion on the reasonableness of the internal valuations prepared by the Advisor." Please tell us whether the independent valuation advisor will provide a third party written consent specifically referencing the delivery of an opinion of reasonableness in future filings disclosing your NAV. Please see Rule 436(a).

Exhibit 5.1

2. We note the opinion of counsel as to the legality of the shares, which states that "as of the date hereof, there are more than 241,545,894 Class T Shares, more than 241,545,894

Class S Shares…available for issuance under the Charter." We note that these numbers of Class T and Class S shares do not appear to contemplate the issuance of any Class T and Class S shares pursuant to the DRIP. Please either revise the opinion to acknowledge the availability for issuance of additional Class T and Class S Shares under the Charter, or provide your analysis as to why this statement is appropriate. Please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone, Staff Accountant at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Rosemarie A. Thurston, Esq. (Via E-Mail)
       Alston & Bird LLP